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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             ACNIELSEN CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                            ARTIST ACQUISITION, INC.
                                    VNU N.V.
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))
                            ------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   004833109

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

            TH.C.M. VAN KAMPEN, ESQ.                             JAMES ROSS, ESQ.
                    VNU N.V.                                        VNU, INC.
                CEYLONPOORT 5-25                                   770 BROADWAY
                2037 AA HAARLEM                              NEW YORK, NEW YORK 10003
                THE NETHERLANDS                                   (646) 654-5000
              (011) 31-23-546-3463

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------
                                   COPIES TO:
                               JOHN MADDEN, ESQ.
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000
                            ------------------------
                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
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
               $2,334,104,773.35                                    $466,820.95


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

 * Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $36.75, the per share tender offer price, by the 57,830,966 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,125,288,000.50 (the "Common Stock Consideration"). The Common Stock Consideration was then added to the product of $16.11, the per share consideration for the options (after deduction of the option exercise price of $20.64), and 12,961,935, the number of options that will be vested as of December 22, 2000, to arrive at a total transaction value of $2,334,104,773.35.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:
                                                               Filing Party:
-------------------------------------------------------        -------------------------------------------------------
Form or Registration No.:                                      Date Filed:
--------------------------------------------------------       -------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13c-4
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VNU N.V., a corporation organized under the laws of the Netherlands ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of ACNielsen Corporation, a Delaware corporation (the "Company"), at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (ii) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(i) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO. The Letter Agreements, dated as of December 17, 2000 among the Company and each of Earl Doppelt, Michael Connors, Robert Chrenc and Nicholas Trivisonno, copies of which are attached as Exhibits (d)(ii), (d)(iii), (d)(iv) and (d)(v), respectively, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(i)     Offer to Purchase dated December 22, 2000.
(a)(1)(ii)    Form of Letter of Transmittal.
(a)(1)(iii)   Form of Notice of Guaranteed Delivery.
(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(v)     Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees to Clients.
(a)(1)(vi)    Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(1)(vii)   Summary Advertisement as published in The Wall Street
              Journal on December 22, 2000.
(a)(5)(i)     Press Release issued by Parent on December 18, 2000
              (incorporated by reference to exhibit 99.1 of the Schedule
              TO-C filed by Parent on December 18, 2000).
(a)(5)(ii)    Presentation by Parent to analysts and investors on December
              18, 2000, (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on December 18, 2000).
(b)           Revolving Credit Facility Agreement, dated December 17,
              2000, between Merrill Lynch International and Parent.
(d)(i) Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company.
(d)(ii)       Letter Agreement, dated December 17, 2000, between ACNielsen
              Corporation and Earl Doppelt.
(d)(iii)      Letter Agreement, dated December 17, 2000, between ACNielsen
              Corporation and Michael Connors.
(d)(iv)       Letter Agreement, dated December 17, 2000, between ACNielsen
              Corporation and Robert Chrenc.
(d)(v)        Letter Agreement, dated December 17, 2000, between ACNielsen
              Corporation and Nicholas Trivisonno.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                        i
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2000

                                          ARTIST ACQUISITION, INC.

                                          By         /s/ JAMES ROSS
                                            ------------------------------------
                                            Name: James Ross
                                            Title:  General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2000

                                          VNU N.V.

                                          By     /s/ R.F. VAN DEN BERGH
                                            ------------------------------------
                                            Name: R.F. van den Bergh
                                            Title:  Chief Executive Officer

                                          By      /s/ THEO G.G. BOUWMAN
                                            ------------------------------------
                                            Name: Theo G.G. Bouwman
                                            Title:  Member of the Executive
                                             Board

                                       ii
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                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)(i)    Offer to Purchase dated December 22, 2000.
(a)(1)(ii)   Form of Letter of Transmittal.
(a)(1)(iii)  Form of Notice of Guaranteed Delivery.
(a)(1)(iv)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(1)(v)    Form of Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees to Clients.
(a)(1)(vi)   Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
(a)(1)(vii)  Summary Advertisement as published in The Wall Street
             Journal on December 22, 2000.
(a)(5)(i)    Press Release issued by Parent on December 18, 2000
             (incorporated by reference to exhibit 99.1 of the Schedule
             TO-C filed by Parent on December 18, 2000).
(a)(5)(ii)   Presentation by Parent to analysts and investors on December
             18, 2000, (incorporated by reference to exhibit 99.2 of the
             Schedule TO-C filed by Parent on December 18, 2000).
(b)          Revolving Credit Facility Agreement, dated December 17,
             2000, between Merrill Lynch International and Parent.
(d)(i)       Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company.
(d)(ii)      Letter Agreement, dated December 17, 2000, between ACNielsen
             Corporation and Earl Doppelt.
(d)(iii)     Letter Agreement, dated December 17, 2000, between ACNielsen
             Corporation and Michael Connors.
(d)(iv)      Letter Agreement, dated December 17, 2000, between ACNielsen
             Corporation and Robert Chrenc.
(d)(v)       Letter Agreement, dated December 17, 2000, between ACNielsen
             Corporation and Nicholas Trivisonno.